SEC 11015224 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
RECEIVED
FEB 25 2011
Washington, DC
211

SEC FILE NUMBER
8- 66775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSEVIEW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 FEDERAL STREET, SUITE 610
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WITKIN, KENNETH J 617-951-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL AND RAPHAEL LLP
(Name – *if individual, state last, first, middle name*)

52 CHURCH STREET (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WITKIN, KENNETH J, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSEVIEW SECURITIES LLC, as of DECEMBER 31ST, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 9, 2011

To the Management of
Roseview Securities LLC
Boston, Massachusetts

We have audited the financial statements of Roseview Securities LLC (the Company) for the year ended December 31, 2010, and have issued our report thereon dated February 9, 2011. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 19, 2010. Professional standards also require that we provide you with the following information related to our audit.

Significant Accounting Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Roseview Securities LLC are described in Note 2 to the financial statements. Roseview Securities entered into a management and cost sharing agreement with Roseview Partners in 2010, this was noted in the related party disclosure. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was the calculation of cost sharing. We evaluated the key factors and assumptions used to develop the calculation of cost sharing in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 9, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the management of Roseview Securities LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Report of

Roseview Securities LLC

December 31, 2010

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Member
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Roseview Securities LLC as of December 31, 2010, and the related statements of income, changes in members' equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roseview Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 9, 2011

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2010

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	473,850
Other Assets		95
TOTAL ASSETS	$	473,945

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable	$	6,040
Accrued Expenses		7,575
Due to Related Parties		52,453
TOTAL LIABILITIES		66,068
MEMBER'S EQUITY:		407,877
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	473,945

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2010

REVENUE	
Income from Operations	$ 446,529
TOTAL REVENUE	446,529
OPERATING EXPENSES:	
Expense Sharing	194,763
Professional Fees	37,600
Other Operating Expenses	24,397
TOTAL OPERATING EXPENSES	256,760
NET INCOME	189,769
Members' Equity, Beginning	3,368,524
Distributions	(3,150,416)
Members' Equity, End of Year	$ 407,877

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net Income	$ 189,769
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Decrease (Increase) in:	
Accounts Receivable	513,016
Other Assets	4,683
Increase (Decrease) in:	
Accounts Payable	3,539
Accrued Expenses	(3,421)
Borrowings from Related Parties	52,453
Total Adjustments	570,270
Net Cash Provided by Operating Activities	760,039
Cash Used in Financing	
Distributions	1,340,655
Net Cash Used in Financing	1,340,655
Net Decrease in Cash and Cash Equivalents	(580,616)
Cash and Cash Equivalents at Beginning of Year	1,054,466
Cash and Cash Equivalents at End of Year	$ 473,850
Non Cash Investing and Financing:	
Property Dividends - Forgiveness of Due From Related Parties	1,809,761

The accompanying notes are an integeral part of these financial statements.

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts, it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is success fees for performance of investment banking agency services, calculated as a percentage of capital raised by the Company's clients. The Company recognizes revenues when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Accounts Receivable
Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members. In general, the Company's federal and state income tax returns remain subject to examination for three years.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Investments in Real Estate Ventures – The Company accounts for its investments using the cost method to record investments in which it is a less than 3% investor.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

Note 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2010, the Company had net capital of $407,782 which was $402,782 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 16.2%.

Note 4 – RELATED PARTY TRANSACTION:

The Company had various transactions with related parties during the year ended December 31, 2010. Administrative expenses are paid by a related party.

The Company is owned 100% by Roseview Capital Partners, LLC (the Owner). From time to time the Owner deposits the Company's receipts and pays the Company's expenses. During 2010, the Company and the Owner Entered into a Management and Expense Sharing Agreement whereby the Company reimburses the Owner for payroll based on the ratio of time spent working on the company, and indirect overhead expenses based on the payroll allocation. The Owner paid $211,976 on behalf of the Company under this agreement and for other direct expenses. $52,453 remained unpaid to the Owner at year end.

Note 5 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

100% of income from operations was generated from one customer during 2010.

ROSEVIEW SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commision
As of December 31, 2010

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital		$ 407,877
Deductions and/or Charges:		
Non-allowable Assets:		
Other Assets	$ 95	
Total Non-allowable Assets		(95)
Net Capital		$ 407,782
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 6,040	
Accrued Expenses	7,575	
Due to Related Parties	52,453	
Total Aggregate Indebtedness		$ 66,068
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 4,405
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 402,782
Excess Net Capital at 1000%		$ 401,175
Percentage of Aggregate Indebtedness to Net Capital		16.2%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2010.

ROSEVIEW SECURITIES LLC
Computation For Determination of the Reserve Requirements
and Information relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2010

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com